Cash Operating Costs ($/oz)
(Rio Narcea’s operations)


$250
$200
$150
$100
$50
$0
2002
2003
2004

Cash Operating Costs (€/oz)
(Rio Narcea’s operations)


200 €
150 €
100 €
50 €
0 €
2002
2003
2004

Estimated 2005 Commodity Price and Currency Exchange Sensitivities
(assumptions: $6.00/lb Ni, $1.20/lb Cu, $425/oz Au and $1.35/€)


10% increase
Operating cash flow
Euro/US$
$4.8
Nickel
$6.7
Gold
$2.7


10% decrease
($4.1)
Euro/US$
($6.7)
Nickel
($1.1)
Gold